

December 17, 2020

<u>Via Email</u>
George J. Vlahakos
Sidley Austin LLP
1000 Louisiana Street, Suite 5900
Houston, TX 77002

>   **Re: Sanchez Midstream Partners LP**
>   **Schedule 13E-3 filed December 11, 2020**
>   **Filed by Stonepeak Catarina Holdings, LLC *et al.***
>   **File No. 5-82227**

Dear Mr. Vlahakos:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. We have limited our review of your Schedule 13E-3 to those issues we have addressed in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Defined terms used here have the same meaning as in your filing.

Schedule 13E-3 filed December 11, 2020 - General

1. We understand that you have appropriately filed this Schedule 13E-3 at the first step in a series of transactions which may culminate in SNMP's Common Units becoming eligible for deregistration. However, the triggering event for deregistration appears to be something that may happen in the future: the exercise of the limited call right. Only if and when the limited call right is exercised will the price to be paid per Common Unit be ascertainable, based on an average daily trading price formula in the days before the call. Thus, the most material terms of the going private transaction, including the price to be paid to unaffiliated Common Unit holders and the update to the fairness determinations resulting from such price, will not be known until that time. Therefore, we expect that if and when the limited call right is exercised, the filing persons will amend and

disseminate an updated disclosure document meeting the requirements of Schedule 13E-3 and Rule 13e-3, including the timing requirements of that Rule. Please amend the document to explain this process. In addition, please allow sufficient time for staff review of your revised Schedule 13E-3 if the limited call option is exercised and you will buy out unaffiliated Common Unit holders.

2. We note that the Disclosure Statement filed as Exhibit (a)(3) to the Schedule 13E-3 contains a date certain (December 10, 2020) rather than a placeholder. Indicate in your response letter whether this document has already been disseminated to shareholders, and if so, how you intend to handle the amendment filed in response to these comments.

3. It does not appear that the Disclosure Statement includes all of the disclosure required by Schedule 13E-3 as to the Stonepeak Filing Entities other than Stonepeak Catarina and SNMP. Refer for example to the disclosure in the Purpose and Reasons for the Transaction section on page 8. Please revise generally to ensure that all of the required disclosure is provided for each filing person, including the individuals who filed this Schedule 13E-3.

Summary Term Sheet – Who are the parties to the Common Unit PIK Distribution Agreement, page 1

4. Here or in a separate section of the Summary Term Sheet, explain the role of the other Stonepeak Filing Entities in this transaction.

The Position of Stonepeak and SNMP Regarding the Fairness of the Common Unit PIK Distributions, and, If Exercised, the Exercise of the Limited Call Right, page 10

5. Provide additional details about the "recent unsolicited non-binding indication of interest received by the General Partner" referenced on pages 10 and 11 of the Disclosure Statement. Your revised disclosure should describe all material terms, including who made the proposal and in what context, and the response of the General Partner to the indication of interest.

We remind you that SNMP and the other filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures in both filings, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at 202-551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions